FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 31, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 31, 2004                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 29 March 2004, that as a result of movement in the fund on 26 March 2004, the number of Ordinary Share ADRs held by the fund had increased from 18,846,686 to 18,906,970 at an average price of $39.80.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

29 March 2004

                               GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19 May 2003 it purchased 450,000 of its Ordinary shares of 25pence each ("shares") on 29 March 2004 at a price of 1074.1179 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 8,820,000 of its shares in Treasury and has 5,925,737,190 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                            Directors' Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


22 March 2004                 The Administrators of the SmithKline Beecham
                              Employee Benefit Trust ("the Trust") notified the
                              Company on 30 March 2004 that 1,344 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus
                              Investment Plan.


24 March 2004                 The Administrators of the Trust also notified the
                              Company on 30 March 2004 that 8,277 Ordinary shares had been transferred from the Trust to participants in the GlaxoSmithKline Annual
                              Investment Plan.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

30 March 2004

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 36 Ordinary Shares purchased under a Personal Equity Plan on 29 March 2004 at (pound)10.74.

Mr J D Coombe acquired a beneficial interest in 7 Ordinary Shares purchased under a Personal Equity Plan on 29 March 2004 at (pound)10.74 and 4 Ordinary Shares purchased under a Personal Equity Plan on 29 March 2004 at (pound)10.75.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 4 Ordinary Shares purchased under a Personal Equity Plan on 29 March 2004 at (pound)10.74 and 4 Ordinary Shares purchased under a Personal Equity Plan on 29 March 2004 at (pound)10.75.

Sir Peter Job acquired a beneficial interest in 2 Ordinary Shares purchased under a Personal Equity Plan on 29 March 2004 at (pound)10.75.


The Directors and the Company were advised of these transactions on 30 March
2004.

                               GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19 May 2003 it purchased 450,000 of its Ordinary shares of 25 pence each ("shares") on 30 March 2004 at a price of 1075.2907 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 9,270,000 of its shares in Treasury and has 5,925,300,921 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.